

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Ms. Ann Marie Petach
Chief Financial Officer
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

      Re: **BlackRock, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed March 10, 2010
              Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2010
              Filed May 10, 2010, August 6 and November 8, 2010
              Proxy Statement on Schedule 14A
              Filed April 23, 2010
              File No. 001-33099

Dear Ms. Petach:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Daniel L. Gordon
              Branch Chief